UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Aeropostale, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

007865108
(CUSIP Number)

March 1, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_]      Rule 13d-1(b)

[X]      Rule 13d-1(c)

[_]      Rule 13d-1(d)
_________
(1)	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	007865108

1.	NAME OF REPORTING PERSONS: Scopia Capital Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

852,231

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

852,231

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

852,231

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.07%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN, IA

CUSIP No.	007865108

1.	NAME OF REPORTING PERSONS: Scopia Management, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

852,231

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

852,231

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

852,231

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.07%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	007865108

1.	NAME OF REPORTING PERSONS: Scopia PX International Master Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

490,557

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

490,557

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

490,557

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.61%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN, FI

CUSIP No.	007865108
1.	NAME OF REPORTING PERSONS: Scopia Capital GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

818,373

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

818,373

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

818,373

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.02%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	007865108

1.	NAME OF REPORTING PERSONS: Matthew Sirovich

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

852,231

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

852,231

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

852,231

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.07%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	007865108

1.	NAME OF REPORTING PERSONS: Jeremy Mindich

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

852,231

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

852,231

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

852,231

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.07%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	007865108

Item 1.	(a).	Name of Issuer:

Aeropostale, Inc.

(b).	Address of Issuer's Principal Executive Offices:

112 W 34th Street New York, NY 10120

Item 2.	(a).	Name of Person Filing:

Scopia Capital Management LP Scopia Management, Inc. Scopia PX International Master Fund LP Scopia Capital GP LLC Matthew Sirovich Jeremy Mindich

(b).	Address or Principal Business Office or, if None, Residence:

Scopia Capital Management LP
152 West 57th Street, 33rd Floor
New York, NY 10019

Scopia Management, Inc.
Scopia PX International Master Fund LP
Scopia Capital GP LLC
Matthew Sirovich
Jeremy Mindich
c/o Scopia Capital Management LP
152 West 57th Street, 33rd Floor
New York, NY 10019

(c).	Citizenship:

Scopia Capital Management LP – Delaware limited partnership
Scopia Management, Inc. – New York corporation
Scopia PX International Master Fund LP – Bermuda exempted limited partnership
Scopia Capital GP LLC – Delaware limited liability company
Matthew Sirovich – United States citizen
Jeremy Mindich – United States citizen

(d).	Title of Class of Securities:

Common Stock, $0.01 par value

(e).	CUSIP Number:

007865108

Item 3.	If this statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No.	007865108

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Scopia Capital Management LP

(a)	Amount beneficially owned:

852,231

(b)	Percent of class:

1.07%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	852,231	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	852,231	.
Scopia Management, Inc.

(a)	Amount beneficially owned:

852,231

(b)	Percent of class:

1.07%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	852,231	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	852,231	.

Scopia PX International Master Fund LP

(a)	Amount beneficially owned:

490,557

(b)	Percent of class:

0.61%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	490,557	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	490,557	.

Scopia Capital GP LLC

(a)	Amount beneficially owned:

818,373

(b)	Percent of class:

1.02%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	818,373

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	818,373

Matthew Sirovich

(a)	Amount beneficially owned:

852,231

(b)	Percent of class:

1.07%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	852,231	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	852,231	.

Jeremy Mindich

(a)	Amount beneficially owned:

852,231

(b)	Percent of class:

1.07%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	852,231	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	852,231	.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All securities reported in this Schedule 13G amendment are owned by advisory clients of Scopia Capital Management LP.  None of such advisory clients individually own more than 5% of the Issuer's outstanding shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b) (1) (ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §§ 240.13d-1(c) or §§ 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2016
(Date)

SCOPIA CAPITAL MANAGEMENT LP

By: /s/ Aaron Morse
Name: Aaron Morse
Title: COO

SCOPIA MANAGEMENT, INC.

By: /s/ Aaron Morse
Name: Aaron Morse
Title: Vice President

By: /s/ Matthew Sirovich
Name: Matthew Sirovich

By: /s/ Jeremy Mindich
Name: Jeremy Mindich

SCOPIA PX INTERNATIONAL MASTER FUND LP

By: /s/ Aaron Morse
Name: Aaron Morse
Title: COO
SCOPIA CAPITAL GP LLC

By: /s/ Aaron Morse
Name: Aaron Morse
Title: Vice President

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.
Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
AGREEMENT
The undersigned agree that this Schedule 13G Amendment dated March 3, 2016 relating to the Common Stock, $0.01 par value of Aeropostale, Inc. shall be filed on behalf of the undersigned.

SCOPIA CAPITAL MANAGEMENT LP

By: /s/ Aaron Morse
Name: Aaron Morse
Title: COO

SCOPIA MANAGEMENT, INC.

By: /s/ Aaron Morse
Name: Aaron Morse
Title: Vice President

By: /s/ Matthew Sirovich
Name: Matthew Sirovich

By: /s/ Jeremy Mindich
Name: Jeremy Mindich

SCOPIA PX INTERNATIONAL MASTER FUND LP

By: /s/ Aaron Morse
Name: Aaron Morse
Title: COO
SCOPIA CAPITAL GP LLC

By: /s/ Aaron Morse
Name: Aaron Morse
Title: Vice President